Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

IC Power Pte. Ltd.

We consent to the use of our report dated March 30, 2016, with respect to the consolidated statements of financial position of IC Power Asia Development Ltd (formerly known as IC Power Ltd.) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr.)

Member Firm of KPMG International

Tel Aviv, Israel

December 12, 2016